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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                         ----------------------------
                               AMENDMENT NO. 3*
                                      TO
                                SCHEDULE 14D-1

              Tender Offer Statement Pursuant to Section 14(d)(1)
                    of the Securities Exchange Act of 1934
                                      and
                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                         ----------------------------
                         TOTAL CONTROL PRODUCTS, INC.
                           (Name of Subject Company)
                         ----------------------------
                              ORION MERGER CORP.
                         a wholly owned subsidiary of

                    GE FANUC AUTOMATION NORTH AMERICA, INC.
                                      and
                   an indirect majority owned subsidiary of

                           GENERAL ELECTRIC COMPANY
                                   (Bidders)
                         ----------------------------
                          Common Stock, no par value
                        (Title of Class of Securities)
                         ----------------------------
                                   89149V106
                     (CUSIP Number of Class of Securities)
                         ----------------------------

            A. E. Knorr, Senior Vice President and General Counsel
                    GE Fanuc Automation North America, Inc.
                                 P.O. Box 8106
                        Charlottesville, Virginia 22906
                                (804) 978-5000
         (Name, address and telephone number of persons authorized to receive notices and communications on behalf of bidders)

                                    Copy to
                                Sidley & Austin
                           One First National Plaza
                            Chicago, Illinois 60603
                                (312) 853-7000
                         Attention: Dennis V. Osimitz
                       *Constituting the final amendment
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     Orion Merger Corp., an Illinois corporation and a wholly owned subsidiary of GE Fanuc Automation North America, Inc., a Delaware corporation (the "Parent"), and an indirect majority owned subsidiary of General Electric Company, a New York corporation ("General Electric"), Parent and General Electric, hereby amend and supplement their combined Tender Offer Statement on
Schedule 14D-1 (as amended, the "Schedule 14D-1") and Statement on Schedule 13D, originally filed on November 30, 1998, with respect to their offer to purchase all outstanding shares of common stock, no par value (the "Shares"), of Total Control Products, Inc., an Illinois corporation (the "Company"), at a purchase price of $11.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 30, 1998, and in the related Letter of Transmittal, copies of which have been filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-1, respectively.

Item 6. Interest in Securities of the Subject Company.

     (a) and (b): Immediately following the expiration of the Offer, the Offeror accepted for payment (and thereby purchased) 8,851,668 Shares validly tendered pursuant to the Offer and not properly withdrawn at or prior to the expiration of the Offer, including 2,318,530 Shares tendered pursuant to guaranteed delivery for which timely delivery of all required documents is necessary. The 8,851,668 Shares accepted for payment (and thereby purchased) by the Offeror represent approximately 98% of the Shares outstanding on January 5, 1999.

Item 11. Material to be Filed as Exhibits.

     (a)(12) Press Release issued by Parent on January 6, 1999.

     (b)(1) Commitment Letter dated January 4, 1999 between Barclays Bank PLC and Parent.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 4, 1999

                                       General Electric Company



                                       By:   /s/ Eliza W. Fraser
                                           -----------------------------
                                           Name: Eliza W. Fraser
                                           Title: Associate Corporate Counsel


                                       GE Fanuc Automation North America, Inc.



                                       By:   /s/ A. E. Knorr
                                           -----------------------------
                                           Name: A. E. Knorr
                                           Title:  Senior Vice President and
                                                   General Counsel


                                       Orion Merger Corp.



                                       By:   /s/ A. E. Knorr
                                           -----------------------------
                                           Name: A. E. Knorr
                                           Title: Vice President